LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

May 23, 2019

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Post-Effective Amendment No. 6 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-215588 and 811-23226

Dear Ms. Larkin:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) telephonically on May 21, 2019 with respect to the Post-Effective Amendment No. 6 to the Trust’s Registration Statement on Form N-1A and the Innovation α® United States ETF, Innovation α® Global ETF and Innovation α® Trade War ETF (each, a “Fund”, and collectively, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

GENERAL

Comment 1.
In item 2 of the Principal Investment Strategies for the Trade War ETF, for the phrase “other valued benefits from a specific government,” please either provide specific valued benefits or remove the language.

Response:	The registrant has removed the language.

* * *

If you have any questions or require further information, please contact Kent Barnes at (414) 765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary